RICHARDSON & PATEL LLP

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February 1, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mr. Al Pappas

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	i2 Telecom International, Inc.

Your File No.: 000-27704

Our File No.: 1953-001

Dear Mr. Pappas,

i2 Telecom International, Inc. (the “Company”) is filing today an amendment to the preliminary proxy statement originally filed on January 9, 2006. The purpose of this letter is to provide you with responses to the comments you made during our telephone conversation on Thursday, January 26, 2006.

Comment No. 1: Please describe the financing transaction with Cornell Capital Partners, LP in greater detail.

In response to this comment, the Company has significantly expanded the disclosure relating to the Authorized Shares Amendment. Please see pages 8 through 10.

Comment No. 2: Describe the benefits and detriments of the financing.

In response to this comment, the Company has included this discussion in the disclosure relating to the Authorized Shares Amendment. Please see pages 9 and 10.

Comment No. 3: Please disclose whether any of the additional shares to be authorized will be used for the warrant that was issued to Cornell Capital Partners, LLP.

In response to this comment, the Company has expanded the disclosure relating to the use of the additional shares. Please see page 9.

Mr. Al Pappas

Securities and Exchange Commission

February 1, 2006

Comment No. 4: Disclose the terms of the voting agreement described in the Current Report filed on January 12, 2006, as amended on January 19, 2006.

In response to this comment, please note that no voting agreements have been entered into in conjunction with the financing and the Company does not presently anticipate that it will be required to enter into any such agreements. Please see the Company’s response to comment number 5.

Comment No. 5: Has the Company solicited votes prior to filing the proxy statement and, if so, what exemption did the Company rely on.

As indicated in the proxy statement, in conjunction with the financing the Company was required to pledge several million shares of common stock to Cornell Capital Partners, LP as security for the financing and has, in fact, issued 26,887,667 shares in partial satisfaction of this obligation. While Cornell Capital Partners, LP is the legal owner of these shares of common stock, it is not the beneficial owner since it holds the shares only pursuant to the terms of the Pledge and Escrow Agreement. Cornell Capital Partners, LP agreed not to vote these securities unless there is a default under the financing agreements and has, therefore, executed a proxy in favor of the Company to vote the shares. The Company relied on regulation 14a-2(a)(2) promulgated under the Securities Exchange Act of 1934 to obtain the proxy. The pledged shares together with the shares of common stock controlled by management equal approximately 50% of the voting power of the common stock.

Other Changes to the Proxy Statement

The Company has determined that it will require the approval of the Series D shareholders to amend the Certificate of Designation of Rights and Preferences of Preferred Stock Series D and the approval of the Series E shareholders to amend the Certificate of Designation of Rights and Preferences of Preferred Stock Series E. The Company has included these proposals at pages 13 through 17.

Please do not hesitate to contact the undersigned if you have any further comments relating to the Proxy Statement.

Very truly yours,

RICHARDSON & PATEL LLP

By:	/s/ MARY ANN SAPONE
MARY ANN SAPONE